[LETTERHEAD OF CRAVATH, SWAINE & MOORE LLP]

August 11, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Olin Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed July 16, 2015

File No. 333-203990

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed July 16, 2015

File No. 001-01070

Dear Ms. Long:

Olin Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-4 filed on July 16, 2015 (File No. 333-203990) (the “Registration Statement”) and Amendment No. 3 (the “Amended Proxy Statement”) to its Preliminary Proxy Statement on Schedule 14A filed on July 16, 2015 (File No. 001-01070) (the “Proxy Statement”) that incorporate the changes made in response to the comments of the staff of the Commission (the “Staff”), as well as certain other updated information. This letter, together with Amendment No. 3 and the Amended Proxy Statement, provides the Company’s responses to the comments contained in your letter dated July 30, 2015 (the “Comment Letter”), relating to the Registration Statement and the Proxy Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 and the

Amended Proxy Statement, as applicable, of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3 and the Amended Proxy Statement, as applicable.

Four clean copies of Amendment No. 3 and the Amended Proxy Statement, and four copies that are marked to show changes from the previously filed Amendment No. 2 to the Registration Statement and the previously filed Amendment No. 2 to the Proxy Statement, as applicable, are enclosed for your convenience with four copies of this letter. Page references in the Company’s responses are to pages in Amendment No. 3 and the Amended Proxy Statement, as applicable.

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Amendment No. 2 to form S-4 filed July 16, 2015

This Exchange Offer

General, page 65

1.	We note that, in response to prior comment 2, a final sentence has been added to the fourth paragraph of this section noting that shares of Splitco common stock will be converted into the right to receive Olin common stock based on the exchange ratio in the merger agreement. We continue to believe that, in the immediately prior sentence, disclosure should state that the specified dollar amount of Splitco common stock to be received would be immediately converted into a specified dollar amount of Olin common stock, less any cash amounts paid in lieu of fractional shares. Please revise the disclosure accordingly, or advise. We note in this regard disclosure on the cover page of the prospectus stating that “shares of Splitco common stock will not be transferred to participants in this exchange offer; such participants will instead receive shares of Olin common stock in the Merger.”

In response to the Staff’s comment, the Company has revised its disclosure on page 65 of Amendment No. 3 to include the requested information.

Upper Limit, page 66

2.	We note that, in response to prior comment 5, a statement has been added that the upper limit prevents a reduction in benefits of the exchange offer to TDCC and its continuing shareholders due to a smaller number of shares being acquired by TDCC in the exchange offer. Please specify the benefits to both TDCC and its continuing shareholders that will be reduced by virtue of a smaller number of shares being acquired by TDCC in the exchange offer.

In response to the Staff’s comment, the Company has revised its disclosure on page 66 of Amendment No. 3 to include the requested information.

Pricing Mechanism, page 66

3.	In the two examples appearing on page 67, please disclose the number of shares of Olin common stock into which the specified number of shares of Splitco common stock would be immediately converted in the merger, given that shares of Splitco common stock will not be transferred to participants in the exchange offer. Similarly, in the next section, please disclose that the website maintained by TDCC will provide calculated per-share values of Olin common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 67 of Amendment No. 3 to include the requested information.

Exhibits and Financial Statement Schedules, page II-1

4.	Please file the Olin Credit Agreement as an exhibit.

In response to the Staff’s comment, the Company has included the Olin Credit Agreement as Exhibit 10.1 to Amendment No. 3.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed July 16, 2015

Opinion of J.P. Morgan Securities LLC, page 116

5.	We note your response to comment 16 of our letter dated July 2, 2015; however we did not locate disclosure addressing whether the Olin board was aware of and considered JPMorgan’s potential conflict of interest given TDCC’s borrowing relationship with JPMorgan’s commercial banking affiliate and James Bell’s service as a board member to both TDCC and JPMorgan Chase. Please include this disclosure or provide us with your views on the materiality of the information to Olin shareholders

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company does not consider this information to be material to the Company’s shareholders. Given the Company’s longstanding relationship with JPMorgan, and the fact that JPMorgan’s commercial banking affiliate has a commercial banking relationship, both as an administrative agent and as a lender, with a large number of other companies, the Company does not view TDCC’s borrowing relationship with JPMorgan’s commercial banking affiliate or James Bell’s service as a board member to both TDCC and JPMorgan Chase & Co. as being material to the Company or its shareholders.

6.	We note your disclosure that if the Merger is not consummated your payment to JPMorgan will not exceed a “specified percentage” of the fee that would have been paid if the transaction had been consummated. Please describe the specified percentage.

In response to the Staff’s comment, the Company has revised its disclosure on page 171 of Amendment No. 3 and page 126 of the Amended Proxy Statement to include the requested information.

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Please contact George F. Schoen at (212) 474-1740 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ George F. Schoen

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

Ameen Hamady

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Asia Timmons-Pierce

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

George H. Pain

Senior Vice President, General Counsel and Secretary

Olin Corporation

190 Carondelet Plaza, Suite 1530

Clayton, Missouri 63105

Richard Alsop

Counsel, Shearman & Sterling LLP, Counsel to The Dow Chemical Company

559 Lexington Avenue

New York, New York 10022

Annex A

The undersigned hereby acknowledges on behalf of Olin Corporation that in connection with the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 11, 2015

OLIN CORPORATION,

by
/s/ George H. Pain
George H. Pain Senior Vice President, General Counsel and Secretary